Term sheet To prospectus dated December 1, 2005, prospectus supplement dated October 12, 2006 and product supplement no. 92-I dated August 6, 2007	Term Sheet No. 1 to Product Supplement No. 92-I Registration Statement No. 333-130051 Dated October 12, 2007; Rule 433

Structured Investments	JPMorgan Chase & Co. $ Callable Step-Up Notes due October 26, 2032

General

  Senior unsecured obligations of JPMorgan Chase & Co. maturing October 26, 2032, subject to postponement as described below.
  The notes are designed for investors who seek fixed rate interest payments that increase, or step up, on the Step-Up Date specified below, while seeking full principal protection.
  At our option, we may redeem the notes, in whole or in part, on any of the Redemption Dates specified below. Accordingly, you should not expect to earn the interest income based on the highest Interest Rate specified below because we are likely to redeem the notes prior to maturity unless general interest rates rise significantly.
  Minimum denominations of $1,000 and integral multiples thereof.
  The terms of the notes as set forth in “Supplemental Information” below, to the extent they differ from or conflict with those set forth in the accompanying product supplement no. 92-I, shall supersede the terms set forth in product supplement no. 92-I.
  The notes are expected to price on or about October 23, 2007 and are expected to settle on or about October 26, 2007.

Key Terms

Maturity Date:	October 26, 2032, or if such day is not a business day, the next succeeding business day.
Payment at Maturity:	If the notes have not been redeemed or repaid prior to the Maturity Date, at maturity, you will receive a cash payment for each $1,000 principal amount note of $1,000 plus accrued and unpaid interest.
Payment upon Redemption:

We may not redeem the notes prior to October 25, 2012. At our option, we may redeem the notes, in whole or in part, on the 25th calendar day of each month (each such date, a “Redemption Date”), commencing October 25, 2012. If the notes are redeemed, you will receive on the applicable Redemption Date a cash payment equal to $1,000 for each $1,000 principal amount note redeemed. Accrued and unpaid interest on notes redeemed will be paid to the person who is the holder of record of such notes at the close of business on the 15th calendar day prior to the Redemption Date. We will provide notice of redemption at least 5 business days and not more than 15 business days prior to the applicable Redemption Date.

Survivor’s Option:

A holder of notes will have the right to require us to repay such notes prior to the Maturity Date, if requested by an authorized representative of the beneficial owner of such notes, following the death of the beneficial owner of such notes, which we refer to as the “Survivor’s Option.” See “Selected Purchase Considerations — Survivor’s Option” in this term sheet for more information.

Interest Rate:	Date From (and including) Issue Date October 26, 2022	To (but excluding) October 26, 2022 Maturity Date	Interest Rate 6.00% per annum 7.00% per annum
Interest:	With respect to each Interest Period, for each $1,000 principal amount note, the interest payment will be calculated as follows:
$1,000 x Interest Rate x (number of days in the Interest Period / 360), where the number of days will be calculated on the basis of a year of 360 days with twelve months of thirty days each.
Interest Period:

The period beginning on and including the issue date of the notes and ending on but excluding the first Interest Payment Date or, if the notes have been redeemed prior to the first Interest Payment Date, ending on but excluding the Redemption Date, and each successive period beginning on and including an Interest Payment Date and ending on but excluding the next succeeding Interest Payment Date or, if the notes have been redeemed prior to such next succeeding Interest Payment Date, ending on but excluding the Redemption Date.

Other Key Terms:	Please see “Additional Key Terms” in this term sheet for other key terms.

Investing in the Callable Step-Up Notes involves a number of risks. See “Risk Factors” beginning on page PS-7 of the accompanying product supplement no. 92-I and “Selected Risk Considerations” beginning on page TS-2 of this term sheet.

JPMorgan Chase & Co. has filed a registration statement (including a prospectus) with the Securities and Exchange Commission, or SEC, for the offering to which this term sheet relates. Before you invest, you should read the prospectus in that registration statement and the other documents relating to this offering that JPMorgan Chase & Co. has filed with the SEC for more complete information about JPMorgan Chase & Co. and this offering. You may get these documents without cost by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, JPMorgan Chase & Co., any agent or any dealer participating in this offering will arrange to send you the prospectus, each prospectus supplement, product supplement no. 92-I and this term sheet if you so request by calling toll-free 866-535-9248.

You may revoke your offer to purchase the notes at any time prior to the time at which we accept such offer by notifying the applicable agent. We reserve the right to change the terms of, or reject any offer to purchase the notes prior to their issuance. In the event of any changes to the terms of the notes, we will notify you and you will be asked to accept such changes in connection with your purchase. You may also choose to reject such changes in which case we may reject your offer to purchase.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the notes or passed upon the accuracy or the adequacy of this term sheet or the accompanying prospectus supplements and prospectus. Any representation to the contrary is a criminal offense.

	Price to Public	Fees and Commissions (1)	Proceeds to Us

Per note	$	$	$

Total	$	$	$

(1)

If the notes priced today, J.P. Morgan Securities Inc., whom we refer to as JPMSI, acting as agent for JPMorgan Chase & Co., would receive a commission of approximately $30.00 per $1,000 principal amount note and would use a portion of that commission to pay selling concessions to other dealers of approximately $27.50 per $1,000 principal amount note. The actual commission received by JPMSI may be less than $30.00 and will depend on market conditions on the pricing date. In no event will the commission received by JPMSI, which includes concessions to be paid to other dealers, exceed $30.00 per $1,000 principal amount note. See “Underwriting” beginning on page PS-16 of the accompanying product supplement no. 92-I.

The notes are not bank deposits and are not insured by the Federal Deposit Insurance Corporation or any other governmental agency, nor are they obligations of, or guaranteed by, a bank.

JPMorgan

October 12, 2007

ADDITIONAL TERMS SPECIFIC TO THE NOTES

You should read this term sheet together with the prospectus dated December 1, 2005, as supplemented by the prospectus supplement dated October 12, 2006 relating to our Series E medium-term notes of which these notes are a part, and the more detailed information contained in product supplement no. 92-I dated August 6, 2007. This term sheet, together with the documents listed below, contains the terms of the notes and supersedes all other prior or contemporaneous oral statements as well as any other written materials including preliminary or indicative pricing terms, correspondence, trade ideas, structures for implementation, sample structures, fact sheets, brochures or other educational materials of ours. You should carefully consider, among other things, the matters set forth in “Risk Factors” in the accompanying product supplement no. 92-I, as the notes involve risks not associated with conventional debt securities. We urge you to consult your investment, legal, tax, accounting and other advisers before you invest in the notes.

You may access these documents on the SEC website at www.sec.gov as follows (or if such address has changed, by reviewing our filings for the relevant date on the SEC website):

  Product supplement no. 92-I dated August 6, 2007:
  http://www.sec.gov/Archives/edgar/data/19617/000089109207003358/e27959_424b2.pdf

  Prospectus supplement dated October 12, 2006:
  http://www.sec.gov/Archives/edgar/data/19617/000089109206003117/e25276_424b2.pdf

  Prospectus dated December 1, 2005:
  http://www.sec.gov/Archives/edgar/data/19617/000089109205002389/e22923_base.txt

Our Central Index Key, or CIK, on the SEC website is 19617. As used in this term sheet, the “Company,” “we,” “us,” or “our” refers to JPMorgan Chase & Co.

Additional Key Terms

Interest Payment Dates:

Interest on the notes will be payable monthly in arrears on the 26th calendar day of each month (each such date, an “Interest Payment Date”), commencing November 26, 2007, to and including the Interest Payment Date corresponding to the Maturity Date, or, if the notes have been redeemed, the Redemption Date. See “Selected Purchase Considerations — Monthly Interest Payments with an Increase in Interest Rate After the Fifteenth Year” in this term sheet for more information.

Step-Up Date:	October 26, 2022.

Supplemental Information

Notwithstanding the last sentence of the first paragraph under “General Terms of Notes — Payment upon an Event of Default” on page PS-11 of the accompanying product supplement no. 92-I, upon an acceleration of the notes, interest will be calculated on the basis of a 360-day year of twelve 30-day months and the actual number of days elapsed from and including the previous Interest Payment Date for which interest was paid.

Selected Purchase Considerations

  PRESERVATION OF CAPITAL AT MATURITY — You will receive at least 100% of the principal amount of your notes if you hold the notes to maturity. Because the notes are our senior unsecured obligations, payment of any amount at maturity is subject to our ability to pay our obligations as they become due.
  MONTHLY INTEREST PAYMENTS WITH AN INCREASE IN INTEREST RATE AFTER THE FIFTEENTH YEAR — The notes offer monthly interest payments at the applicable Interest Rate set forth on the front cover of this term sheet, which will increase on the Step-Up Date. Interest will be payable monthly in arrears on the 26th calendar day of each month (each such date, an “Interest Payment Date”), commencing November 26, 2007, to and including the Interest Payment Date corresponding to the Maturity Date, or, if the notes have been redeemed, the Redemption Date, to the holders of record at the close of business on the date 15 calendar days prior to the applicable Interest Payment Date. If an Interest Payment Date is not a business day, payment shall be made on the next business day immediately following such day, but no additional interest will accrue as a result of the delayed payment.
  POTENTIAL MONTHLY REDEMPTION BY US AT OUR OPTION AFTER THE FIFTH YEAR — At our option, we may redeem the notes, in whole or in part, on the 25th calendar day of each month (each such date, a “Redemption Date”), commencing October 25, 2012, for a cash payment equal to $1,000 for each $1,000 principal amount note redeemed. Accrued and unpaid interest on notes redeemed will be paid to the person who is the holder of record of such notes at the close of business on the 15th calendar day prior to the Redemption Date.
  SURVIVOR’S OPTION — A holder of notes will have the right to require us to repay such notes prior to the Maturity Date, if requested by an authorized representative of the beneficial owner of such notes, following the death of the beneficial owner of such notes, which we refer to as the “Survivor’s Option.” Notes subject to a “Survivor’s Option” must have been acquired by the deceased beneficial owner at least six months prior to the date of exercise of the Survivor’s Option. The Survivor’s Option must be exercised within one year of the date of death of the deceased beneficial owner. Upon valid exercise of the Survivor’s Option and the proper tender of notes for repayment, and subject to the certain conditions, we will repay such notes, in whole or in part, at a price equal to 100% of the principal amount of the deceased beneficial owner’s beneficial interest in such notes so tendered plus accrued and unpaid interest to but excluding the Repayment Date. Notes accepted for repayment pursuant to exercise of the Survivor’s Option will be repaid on the first Interest Payment Date that occurs 20 or more calendar days after the acceptance date. The right to exercise the Survivor’s Option is subject to certain conditions and limitations as more fully described under “Description of Notes — Survivor’s Option” in the accompanying product supplement no. 92-I.

JPMorgan Structured Investments — Callable Step-Up Notes	TS-1
  TAXED AS FIXED-RATE DEBT INSTRUMENTS — You should review carefully the section entitled “Certain U.S. Federal Income Tax Consequences” in the accompanying product supplement no. 92-I. Subject to the limitations described therein, and based on certain factual representations received from us, in the opinion of our special tax counsel, Davis Polk & Wardwell, the notes will be treated for U.S. federal income tax purposes as “fixed-rate debt instruments.” Purchasers who are not initial purchasers of notes at their issue price should consult their tax advisers with respect to the tax consequences of an investment in the notes.

Selected Risk Considerations

An investment in the notes involves significant risks. These risks are explained in more detail in the “Risk Factors” section of the accompanying product supplement no. 92-I dated August 6, 2007.

  IF THE NOTES ARE REDEEMED BY US, THE AGGREGATE AMOUNT OF INTEREST PAID TO YOU WILL BE LESS THAN THE AGGREGATE AMOUNT OF INTEREST PAYABLE OVER THE TERM OF THE NOTES IF HELD TO MATURITY — If we redeem all or part of your notes, for the notes that are redeemed, you will receive the principal amount of such notes and, assuming you are the record holder of the notes at the close of business on the 15th calendar date prior to the Redemption Date, accrued and unpaid interest to but excluding the Redemption Date. The aggregate amount of interest paid to you will be less than the aggregate amount of interest payable over the term of the notes if held to maturity. We may choose to redeem the notes early or choose not to redeem the notes early on any Redemption Date, in our sole discretion. We may choose to redeem the notes early, for example, if U.S. interest rates decrease significantly or if the volatility of U.S. interest rates decreases significantly. If we redeem the notes early, your return may be less than the yield that the notes would have earned if they had been held to maturity, and you may not be able to reinvest your funds at the same rate as provided by the notes.
  THE NOTES PRESENT DIFFERENT INVESTMENT CONSIDERATIONS THAN OTHER FIXED RATE SECURITIES — The rate of interest paid on the notes will step up from the initial stated rate of interest of the notes. The notes are also subject to redemption by us, in whole or in part, on any of the Redemption Dates prior to maturity and, therefore, contain the redemption risks described above. If we do not redeem the notes, the interest rate will step up as set forth on the front cover of this term sheet. In determining whether to invest in the notes, you should not focus on the highest Interest Rate specified on the front cover of this term sheet, which will be the final stepped-up Interest Rate. Instead, you should focus on, among other things, the overall annual percentage yield to maturity or redemption as compared with other equivalent investment alternatives. In addition, you should not expect to earn the last and highest scheduled rate of interest on the notes because the notes are likely to be redeemed prior to maturity unless general interest rates rise significantly.
  CERTAIN BUILT-IN COSTS ARE LIKELY TO ADVERSELY AFFECT THE VALUE OF THE NOTES PRIOR TO MATURITY — While the payment at maturity described in this term sheet is based on the full principal amount of your notes, the original issue price of the notes includes the agent’s commission and the cost of hedging our obligations under the notes through one or more of our affiliates. As a result, the price, if any, at which JPMSI will be willing to purchase notes from you in secondary market transactions, if at all, will likely be lower than the original issue price, and any sale prior to the maturity date could result in a substantial loss to you. The notes are not designed to be short-term trading instruments. Accordingly, you should be able and willing to hold your notes to maturity.
  LACK OF LIQUIDITY — The notes will not be listed on any securities exchange. JPMSI intends to offer to purchase the notes in the secondary market but is not required to do so. Even if there is a secondary market, it may not provide enough liquidity to allow you to trade or sell the notes easily. Because other dealers are not likely to make a secondary market for the notes, the price at which you may be able to trade your notes is likely to depend on the price, if any, at which JPMSI is willing to buy the notes.
  POTENTIAL CONFLICTS — We and our affiliates play a variety of roles in connection with the issuance of the notes, including acting as calculation agent and hedging our obligations under the notes. In performing these duties, the economic interests of the calculation agent and other affiliates of ours are potentially adverse to your interests as an investor in the notes.
  MANY ECONOMIC AND MARKET FACTORS WILL IMPACT THE VALUE OF THE NOTES — In addition to the applicable Interest Rate on the notes on any day, the value of the notes will be affected by a number of economic and market factors that may either offset or magnify each other, including:
    the time to maturity of the notes;
    interest and yield rates in the market generally, as well as the volatility of those rates;
    the likelihood, or expectation, that the notes will be redeemed by us, based on prevailing market interest rates or otherwise;
    a variety of economic, financial, political, regulatory or judicial events; and
    our creditworthiness, including actual or anticipated downgrades in our credit ratings.
  Any of these factors could negatively impact the value of the notes.

JPMorgan Structured Investments — Callable Step-Up Notes	TS-2